1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2005
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F           V                                                   Form 40-F
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes                                                               No           V
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

TSMC Reports 18% Sequential Increase
in Third Quarter Revenue with EPS of NT$0.99
Hsinchu, Taiwan, R.O.C., October 27, 2005 — TSMC today announced revenue and net income for the quarter ended September 30, 2005. Third quarter revenue reached NT$69.26 billion while net income and fully diluted earnings per share came to NT$24.49 billion and NT$0.99 per share (US$0.15 per ADS unit), respectively.
On a sequential basis, third quarter results represent an 18.4% increase in revenue, and a 33.3% increase in both net income and fully diluted EPS. Year-over-year comparison shows decreases in revenue, net income, and fully diluted EPS to be 0.7%, 12.3%, and 12.2%, respectively. All figures were prepared in accordance with R.O.C. GAAP on an unconsolidated basis.
The 18.4% increase in third quarter revenue mainly resulted from a 19.8% increase in wafer shipments. Gross margin for the third quarter jumped 4.4 percentage points to 44.1%, due to higher levels of capacity utilization and more favorable exchange rates. Advanced process technologies (0.13-micron and below) accounted for 43% of wafer revenues, same as in the previous quarter. Meanwhile, revenues from 90-nanometer process technology reached 10% of the total wafer sales. Overall utilization was 96%. Operating margin improved from 30.4% in second quarter to 36% in third quarter, and net margin improved to 35.4% from 31.4% in the last quarter.
“Due primarily to continual demand recovery from our customers, our third quarter business had improved better than we guided previously,” said Lora Ho, VP and Chief Financial Officer of TSMC.
#  #  #
TSMC’s 2005 third quarter results :
(Unit: NT$ million, except for EPS)

	3Q05		3Q04		YoY	2Q05		QoQ
	Amount *		Amount		Inc. (Dec.) %	Amount		Inc. (Dec.) %
Net sales	69,258		69,735		(0.7)	58,516		18.4
Gross profit	30,525		32,140		(5.0)	23,205		31.5
Income from operations	24,930		26,121		(4.6)	17,784		40.2
Income before tax	24,420		28,129		(13.2)	17,733		37.7
Net income	24,488		27,933		(12.3)	18,369		33.3
EPS(NT$)	0.99	**	1.13	***	(12.2)	0.74	****	33.3
* 2005 third quarter figures have not been approved by Board of Directors
** Based on 24,690 million weighted average outstanding shares
*** Based on 24,739 million weighted average outstanding shares
**** Based on 24,687 million weighted average outstanding shares

TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-666-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-666-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: October 27, 2005	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer